SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon |  22 December 2010

Qualified Holding and Long Position

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that Deutsche Bank AG now holds a qualified holding and a long position corresponding to more than 2% of PT’s share capital and corresponding voting rights.

Such new qualified holding and long position resulted from the acquisition by Deutsche Bank AG, London Branch, on 10 December 2010, of 9,000,000 PT ordinary shares in an over the counter transaction. As a result of such transaction, Deutsche Bank AG now holds a qualified holding and a long position on a total of 22,014,272 ordinary shares representing 2.46% of PT’s share capital and corresponding voting rights.

PT was further notified of a change in the composition of Deutsche Bank AG’s qualified shareholding, also on 10 December 2010, which resulted from Deutsche Bank AG, London Branch lending to a client, [until 28 December 2010], 9,000,000 PT shares, representing 1.00% of PT’s share capital and corresponding voting rights. Deutsche Bank AG, London Branch, was the direct holder of such shares.

The qualified holding, as well as the voting rights attached to the shares included in the long position described above, are attributed to Deutsche Bank AG through the following entities:

•                                          Deutsche Bank AG: 15,211,472 ordinary shares (corresponding to 6,211,472 shares held directly and 9,000,000 shares lent) representing 1.70% of the share capital and voting rights in PT;

•                                          Deutsche Asset Management Investmentgesellschaft mbH: 138,333 ordinary shares representing 0.02% of the share capital and voting rights in PT;

•                                          Deutsche Asset Management (Japan) Limited: 4,732 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•                                          Deutsche Investment Management Americas Inc: 130,429 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•                                          DWS Investment GmbH: 5,883,260 ordinary shares representing 0.66% of the share capital and voting rights in PT;

•                                          DWS Investment SA, Luxembourg: 563,289 ordinary shares representing 0.06% of the share capital and voting rights in PT;

•                                          Frankfurt-Trust Investment-Gesellschaft mBH: 82,757 ordinary shares representing 0.01% of the share capital and voting rights in PT.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and article 2-A of the CMVM Regulation no. 5/2008, following communication received from Deutsche Bank AG London, with offices at 23 Great Winchester Street, London EC2P 2AX, United Kingdom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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